                                                                  Exhibit (b)(1)


                             BANKERS TRUST COMPANY
                            One Bankers Trust Plaza
                               130 Liberty Street
                            New York, New York 10006

                                                                  March 22, 1999

Building One Services Corporation
800 Connecticut Avenue, NW
Suite 1111
Washington, DC  20006

Attention:  Tim Clayton and Joe Ivey

re  Bank Commitment Letter
    ----------------------

Ladies and Gentlemen:

          You have advised Bankers Trust Company ("BTCo") that Building One Services Corporation (the "Borrower") intends to repurchase, pursuant to a cash tender offer (the "Tender Offer") of $22.50 per share, approximately 25.7 million shares of the Borrower's outstanding common stock (representing approximately fifty-seven percent (57%) of the total issued and outstanding shares of such common stock) from existing shareholders of the Borrower (including shares outstanding after giving effect to the exercise of stock options with a strike price of less than $22.50 per share outstanding at the time of such repurchase) for an aggregate purchase price of $578.6 million (based on the number of shares of the common stock of the Borrower and options subject to exercise outstanding on the date hereof after giving effect to the acceleration of such options in connection with the Tender Offer) (collectively, the "Common Stock Repurchase").

          We understand that the sources of funds needed to effect the Tender Offer and the Common Stock Repurchase, to pay all fees and expenses incurred in connection therewith, and to provide for the ongoing working capital needs and general corporate requirements of the Borrower and its subsidiaries shall be provided solely through (i) cash on hand at the Borrower on the date of the consummation of the Common Stock Repurchase equal to at least $200.0 million less such amount of cash utilized to make the Post-Signing Payments referred to
----
below (which cash on hand shall be available to make payments owing in connection with the Common Stock Repurchase), (ii) $200.0 million from the issuance by the Borrower of senior subordinated notes (the "Senior Subordinated Notes"), (iii) $100.0 million from the issuance by the Borrower of 7 1/2% pay-in-kind convertible subordinated notes due 2012 (the "Convertible Subordinated Notes") to Boss Investment LLC ("Boss"), a Delaware limited liability company formed by affiliates of Apollo Management, L.P. (collectively, "Apollo"), on terms acceptable to BTCo (which Convertible Subordinated Notes, when issued, shall represent, on an as-converted basis, approximately 18.0% of the voting capital stock of the Borrower), and (iv) the incurrence by the

Borrower of indebtedness pursuant to the Revolving Credit Facility described below (the financing transactions described in preceding clauses (ii) through (iv) above are herein collectively referred to as the "Financing Transactions", with the Tender Offer, the Common Stock Repurchase and the Financing Transactions being herein collectively called the "Transaction"). We further understand that the total consideration payable in connection with the Transaction (including fees and expenses not to exceed $30.0 million) shall not exceed $608.6 million (based on the number of outstanding shares of the common stock of the Borrower and options subject to exercise in connection with the Common Stock Repurchase, in each case on the date hereof).

          BTCo understands that the senior bank financing will be in the form of a revolving credit facility (the "Revolving Credit Facility") in the amount of $350.0 million, to be made available to the Borrower on and after the date of the consummation of the Common Stock Repurchase (the "Initial Borrowing Date"), provided that proceeds of the Revolving Credit Facility in an amount not to
--------
exceed the sum of (x) $95.5 million plus (y) the aggregate amount of (i) all
                                    ----
cash earnout payments made after the date hereof and prior to the Initial Borrowing Date in connection with acquisitions consummated by the Borrower and its subsidiaries prior to the date hereof, (ii) all cash consideration paid after the date hereof and prior to the Initial Borrowing Date in connection with acquisitions consummated by the Borrower and its subsidiaries after the date hereof and prior to the Initial Borrowing Date, (iii) additional cash payments required to be made pursuant to the Common Stock Repurchase to holders of common stock issued after the date hereof in connection with acquisitions consummated by the Borrower and its subsidiaries prior to the date hereof and/or after the date hereof and prior to the Initial Borrowing Date and (iv) cash consideration paid pursuant to the Common Stock Repurchase to holders of common stock of the Borrower issued after the date hereof pursuant to the exercise of warrants and options (with the payments referred to in this clause (y) being herein collectively called the "Post-Signing Payments" and with the Post-Signing Payments not to exceed $85.0 million in the aggregate and otherwise to be (including the transactions giving rise to such Post-Signing Payments) on terms reasonably satisfactory to BTCo) may be utilized on the Initial Borrowing Date to make payments owing in connection with the Transaction. A summary of terms and conditions of the Senior Bank Financing is attached as Exhibit A to this letter (the "Summary of Terms").

          BTCo is pleased to advise you of its commitment, subject to the terms and conditions contained herein and in the attached Summary of Terms, to provide 100% of the Revolving Credit Facility. In connection with the Senior Bank Financing, BTCo shall act as the sole administrative agent (in such capacity, the "Administrative Agent"), and BTCo or an affiliate designated by BTCo shall act as sole lead arranger (in such capacity, the "Arranger"), for the Revolving Credit Facility; provided that, in connection with the syndication of the
                 --------
Revolving Credit Facility, the Borrower and Apollo shall jointly have the right to designate two agent titles for Lenders (as defined below) other than BTCo. BTCo shall manage all aspects of the syndication of the Revolving Credit Facility. Notwithstanding any designation by Apollo and the Borrower of agent titles to any Lenders other than BTCo as contemplated above, the parties hereto acknowledge and agree that in no event shall BTCo's share of the financing fee referred to in paragraph 1 of the Fee Letter referred to below be less than 50% of such financing fee.

          BTCo reserves the right, prior to or after execution of the definitive credit documentation for the Revolving Credit Facility, to syndicate all or a part of the Revolving Credit Facility to one or more financial institutions (together with BTCo, the "Lenders") approved by the Borrower (which approval shall not be unreasonably withheld or delayed) that will become parties to such definitive credit documentation pursuant to a syndication to be managed by BTCo. You agree actively to assist BTCo in achieving a syndication that is satisfactory to BTCo and to you. Such syndication will be accomplished by a variety of means, including direct contact during the syndication between your senior management and advisors of the Borrower and Boss (including, without limitation, Apollo) and the proposed Lenders. To assist BTCo in its syndication efforts, you hereby agree both before and after the Initial Borrowing Date (i) to provide and cause your advisors to provide BTCo and the other Lenders upon request with all reasonable information deemed necessary by us to complete syndication, including but not limited to, information and evaluations prepared by you and Boss and your and its advisors (including, without limitation, Apollo) and (ii) to assist BTCo upon request in the preparation of an Information Memorandum to be used in connection with the syndication of the Revolving Credit Facility, including making available officers of the Borrower and its subsidiaries from time to time to attend and make presentations regarding the business and prospects of the Borrower and its subsidiaries, as appropriate, at a meeting or meetings of Lenders or prospective Lenders.

          BTCo's commitment hereunder is subject to (a) there not occurring or becoming known to BTCo any material adverse condition or material adverse change in or affecting the business, property, assets, nature of assets, liabilities, condition (financial or otherwise) or prospects of the Borrower or the Borrower and its subsidiaries taken as a whole, (b) the absence of any material adverse change after the date hereof in the market for syndicated facilities similar in nature to the Revolving Credit Facility and the absence of any material disruption of or a material adverse change in financial, banking or capital markets generally, in each case as determined by BTCo in its reasonable discretion and (c) the other conditions set forth or referred to in the Summary of Terms.

          It is understood and agreed that, if BTCo deems such actions advisable in order to ensure successful syndication of the Revolving Credit Facility, BTCo shall be entitled to (i) first, allocate up to $100.0 million of its commitment
                         -----
with respect to the Revolving Credit Facility to a term loan facility and increase the pricing with respect to loans under such term loan facility in an amount not to exceed 0.50% of the pricing applicable to loans under the Revolving Credit Facility as provided in the Summary of Terms and Annex I thereto (provided that the weighted average life-to-maturity of the resulting
         --------
term facility shall be no less than six years) and (ii) second, if the actions
                                                        ------
specified in immediately preceding clause (i) are not sufficient to ensure successful syndication of its commitments hereunder as determined by BTCo in its sole discretion, increase the pricing with respect to loans under the Revolving Credit Facility in an amount not to exceed 0.50% of the pricing applicable to loans under the Revolving Credit Facility as provided in the Summary of Terms and Annex I thereto, it being understood that (x) any actions taken pursuant to this clause (ii) are in addition to the actions permitted to be taken under clause (i) and (y) in no event shall the right to increase pricing under the Revolving Credit Facility under this clause (ii) be construed to permit an increase in the pricing applicable to any term loan facility formed pursuant to clause (i).

          To induce BTCo to issue this letter, you hereby agree that all reasonable fees and expenses (including the reasonable fees and expenses of counsel and consultants) of BTCo and its affiliates arising in connection with the preparation, execution and delivery of this letter and the definitive financing agreements and in connection with the transactions described herein shall be for your account whether or not the Common Stock Repurchase is consummated or the Revolving Credit Facility is made available. You further agree, whether or not the Common Stock Repurchase is consummated, the Revolving Credit Facility is made available or definitive credit documents are executed, to indemnify and hold harmless BTCo, its affiliates and each director, officer, employee, agent and representative thereof (each, an "indemnified person") from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever which may be incurred by or asserted against or involve BTCo, any of its affiliates or any indemnified person as a result of or arising out of or in any way related to or resulting from the Transaction (or any element thereof), this letter or the extension of credit pursuant to the Revolving Credit Facility contemplated by this letter, or in any way arising from any use or intended use of this letter or the proceeds of any of extensions of credit under the Revolving Credit Facility contemplated by this letter and, upon demand, to pay and reimburse BTCo, each such affiliate and each indemnified person for any reasonable legal or other out-of-pocket expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any inquiry or investigation) or claim (whether or not BTCo, such affiliate or any such indemnified person is a party to any action, suit or proceeding out of which any such expenses arise and whether or not any such action, suit or proceeding is between you and BTCo or an indemnified person or between BTCo or an indemnified person and a third party or otherwise); provided, however, that you shall not have to indemnify BTCo, any of
            --------  -------
its affiliates or any indemnified person against any loss, claim, damage, expense or liability which resulted primarily from the gross negligence or willful misconduct of BTCo, such affiliate or such indemnified person. This letter is issued for your benefit only and no other person or entity may rely thereon. Neither BTCo, any of its affiliates nor any other Lender shall be responsible or liable to you or any other person for any consequential damages which may be alleged as a result of this letter or any failure to provide the Revolving Credit Facility.

          BTCo reserves the right to employ the services of its affiliates (including, without limitation, BT Alex. Brown Incorporated ("BTAB")) in providing the services contemplated by this letter and to allocate, in whole or in part, to such affiliates certain fees payable to BTCo in such manner as BTCo and such affiliates may agree in their sole discretion. You acknowledge that BTCo may share with any of its affiliates (including BTAB), and such affiliates may share with BTCo, any information relating to the Borrower, Boss and their respective affiliates and subsidiaries (including, without limitation, any non-public customer information regarding the creditworthiness of such entities) or the Transaction, subject to BTCo's customary treatment of customer confidential information. You also acknowledge that BTCo and/or any of its affiliates may be providing other services and/or other financing to you in connection with the Transaction and that this letter relates only to the Revolving Credit Facility, with all such other services and financing to be agreed upon pursuant to other documentation.

          You are not authorized to show or circulate this letter or any portion thereof to any other person or entity (other than Apollo and your and its legal and financial advisors in connection with your evaluation hereof) until such time as you have accepted this letter as provided in the penultimate paragraph hereof. In any event, neither you nor your affiliates is authorized to disclose the terms of the related fee letter (the "Fee Letter") (other than to Apollo and your and its legal and financial advisors) without our prior written consent, unless (and then only to the extent) your counsel advises you it is required by law in which case you shall first give BTCo prior notice thereof. If this letter is not accepted by you as provided in the penultimate paragraph hereof, you are to immediately return this letter (and any copies hereof) to the undersigned.

          Except as otherwise expressly set forth herein, the provisions of the three preceding paragraphs shall survive any termination of this letter.

          BTCo shall have the right to review and approve all public announcements and filings relating to the Transaction which refer to BTCo or the other Lenders before they are made (such approval not to be unreasonably withheld or delayed).

          The willingness of BTCo to provide its commitment as set forth above will terminate on June 30, 1999, unless definitive documentation evidencing the Revolving Credit Facility, satisfactory in form and substance to BTCo, shall have been entered into prior to such date and the Initial Borrowing Date shall have occurred.

          If you are in agreement with the foregoing, please sign and return to BTCo the enclosed copy of this letter, together with an executed copy of the Fee Letter. This offer shall terminate at 5:00 P.M., New York time, on March 25, 1999 unless a signed copy of this letter, together with a signed copy of the Fee Letter, has been delivered to BTCo (including by way of facsimile transmission) by such time.

          This letter may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which counterparts shall be an original, but all of which, when taken together, shall constitute one agreement. THIS LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES GOVERNING CONFLICTS OF LAWS, AND ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, ACTION, SUIT OR PROCEEDING ARISING OUT OF OR CONTEMPLATED BY THIS LETTER IS HEREBY WAIVED. YOU HEREBY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE CITY OF NEW YORK IN CONNECTION WITH ANY DISPUTE RELATED TO THIS LETTER OR ANY MATTERS CONTEMPLATED HEREBY.
This letter and the Fee Letter represent the entire understanding of the parties with respect to the matters addressed herein and may only be amended or modified by the parties hereto in writing and with the prior written consent of Boss. This letter and the related Fee Letter are intended to replace in full the Commitment Letter and Fee Letter, each dated as of February 11, 1999, between Bankers Trust Company and the Borrower, and the parties hereto hereby acknowledge that their respective commitments and obligations thereunder are terminated.

                                 Very truly yours,

                                 BANKERS TRUST COMPANY

                                 By:_____________________
                                    Name:
                                    Title:

Agreed to and Accepted this
________ day of March, 1999

BUILDING ONE SERVICES CORPORATION

By:___________________
   Name:
   Title:

                                                                      EXHIBIT A
                                                                       ---------



                            SUMMARY OF CERTAIN TERMS
                             AND CONDITIONS OF THE
                             SENIOR BANK FINANCING/1/
                            -------------------------


Borrower:                       Building One Services Corporation.

Administrative Agent and        BTCo (or an affiliate designated by BTCo).
Arranger:

Lenders: A syndicate of lenders (the "Lenders") formed by the Arranger and approved by the Borrower (which approval shall not be unreasonably withheld or delayed).

Revolving Credit Facility:      Revolving credit facility of $350.0 million (the
                                "Revolving Credit Facility"), with a letter of
                                credit sub-limit to be determined. In addition,
                                the definitive credit agreement governing the
                                Revolving Credit Facility (the "Credit
                                Agreement") shall provide that the Borrower
                                shall have the right to request the Lenders (or
                                financial institutions to become Lenders) to
                                provide up to $100.0 million of additional
                                financing (the "Uncommitted Supplemental
                                Financing" and, together with the Revolving
                                Credit Facility, the "Senior Bank Financing")
                                under the Credit Agreement in the form of (i) an
                                increase in the revolver commitments under the
                                Revolving Credit Facility or (ii) a term loan
                                facility (the "Uncommitted Term Loan Facility"),
                                in either case, so long as (i) no default or
                                event of default then exists under the Credit
                                Agreement or would exist after giving effect to
                                such Uncommitted Supplemental Financing, (ii)
                                the Borrower shall be in pro forma compliance
                                with the financial covenants contained in the
                                Credit Agreement, (iii) the Senior Debt-to-
                                EBITDA Ratio (to be defined) is less than
                                2.50:1.0 at the time of the effectiveness of
                                such Uncommitted Supplemental Financing (after
                                giving effect on a pro forma basis to
                                                   --- -----


-------------------------
/1/ All capitalized terms used herein but not defined herein shall have the meanings provided in the Commitment Letter to which this summary is attached (the "Commitment Letter").

                                                                       Exhibit A
                                                                          Page 2


                                any indebtedness incurred (or to be incurred) under the Senior Bank Financing at the time of the effectiveness of such Uncommitted Supplemental Financing (or reasonably contemporeneously therewith)) and (iv) no Lender shall be required to provide additional commitments in connection with the Uncommitted Supplemental Financing without such Lender's consent (which consent may be withheld or given in such Lender's sole discretion). Except as otherwise expressly set forth herein, all terms of any Uncommitted Term Loan Facility (including, without limitation, maturity, amortization, use of proceeds, availability, applicable interest rate, application of prepayments to scheduled amortizations and the application of proceeds in connection with mandatory repayments and commitment reductions between the Revolving Credit Facility and the Uncommitted Term Loan Facility) shall be on a basis to be agreed upon, it being understood and agreed in any event that (i) the interest rate for loans under any Uncommitted Term Loan Facility ("Term Loans") shall be determined at the time such Term Loans are extended and (ii) all Term Loans will be guaranteed and secured equally and ratably with the Revolving Loans which are part of the Senior Bank Financing.

Maturity:                       The Revolving Credit Facility will terminate,
                                and all loans made pursuant to the Revolving
                                Credit Facility (the "Revolving Loans") shall be
                                required to be repaid (and all letters of credit
                                thereunder terminated), on the date (the
                                "Maturity Date") occurring five years after the
                                Initial Borrowing Date, provided that to the
                                                        --------
                                extent mandatory reductions to commitments under the Revolving Credit Facility are required under the heading "Mandatory Repayments/Commitment
                                Reductions" below, mandatory repayments of
                                Revolving Loans will be required to the extent in excess of such commitments as so reduced.

Use of Proceeds:                All proceeds of Revolving Loans shall be
                                utilized solely for the Borrower's and its
                                subsidiaries' working capital, requirements, for
                                Permitted Acquisitions (as defined below) and
                                for other general corporate purposes; provided
                                                                      --------
                                that proceeds of Revolving Loans in an amount not to exceed the sum of (x) $95.5

                                                                       Exhibit A
                                                                          Page 3

                                million plus (y) the aggregate amount of all Post-Signing Payments, may be utilized on the Initial Borrowing Date to finance the Common Stock Repurchase and to pay fees and expenses owing in connection with the Transaction.

Availability:                   Revolving Loans may be borrowed, repaid and
                                reborrowed on and after the Initial Borrowing
                                Date and prior to the maturity of the Revolving
                                Credit Facility, in accordance with the
                                documentation governing the Senior Bank
                                Financing.

Guaranties:                     Each direct and indirect wholly-owned domestic
                                subsidiary of the Borrower shall be required to provide an unconditional guaranty of all amounts owing under the Senior Bank Financing
                                (collectively, the "Guaranties", with each entity required to provide a Guaranty being herein called a "Guarantor").

                                The Guaranties shall contain terms and
                                conditions reasonably satisfactory to BTCo.

Security:                       The obligations of the Borrower and the
                                Guarantors under the Senior Bank Financing or
                                the Guaranties, as the case may be, shall be
                                secured by (x) a first priority perfected pledge
                                of all capital stock and notes owned by the
                                Borrower and the Guarantors, provided that no
                                                             --------
                                more than 65% of the voting stock of foreign subsidiaries of the Borrower shall be required to be pledged unless such pledge may be effected without giving rise to a "deemed dividend" tax liability under applicable law or any other material adverse tax consequence and (y) a first priority perfected security interest in all other tangible and intangible assets (including, without limitation, receivables, contracts, contract rights, securities, intellectual property, inventory, equipment and real estate) of the Borrower and each Guarantor, subject to customary exceptions for transactions of this type.

                                All documentation evidencing the security required pursuant to the immediately preceding paragraph shall be in form and substance reasonably satisfactory to BTCo, and shall effectively create first priority security interests in the property purported to be

                                                                       Exhibit A
                                                                          Page 4

                                covered thereby.

Interest Rates:                 At the option of the Borrower, Revolving Loans
                                may be maintained from time to time as (x) Base
                                Rate Loans, which shall bear interest at the
                                Applicable Margin in excess of the Base Rate in
                                effect from time to time or (y) Eurodollar
                                Loans, which shall bear interest at the
                                Applicable Margin in excess of the Eurodollar
                                Rate (adjusted for maximum reserves) as
                                determined by the Administrative Agent for the
                                respective interest period, provided that until
                                                            --------
                                the earlier to occur of (x) the 90th day following the Initial Borrowing Date (or, if later, the last day of the third interest period described below) and (y) that date upon which the Arranger has determined (and notifies the Borrower) that the primary syndication of the Revolving Credit Facility (and the resultant addition of institutions as Lenders) has been completed, Revolving Loans maintained as
                                Eurodollar Loans may only be incurred with three successive one-month interest periods (and all Eurodollar Loans at any time outstanding during a period described above in this proviso shall at all times have the same interest period), with the first such interest period beginning within five business days of the Initial
                                Borrowing Date, the second such interest period beginning on the last day of the first interest period, and the third interest period beginning on the last day of the second interest period.

                                "Base Rate" shall mean the higher of (x) 1/2 of 1% in excess of the Federal Funds Rate and (y) the rate that the Administrative Agent announces from time to time as its prime lending rate, as in effect from time to time.

                                "Applicable Margin" shall initially mean the
                                percentage per annum equal to in the case of
                                Revolving Loans maintained as (x) Eurodollar
                                Loans, 2.50% and (y) Base Rate Loans, 1.50%,
                                provided that (i) the Applicable Margin in
                                --------
                                respect of Revolving Loans will be subject to quarterly adjustments to percentages as set forth on Annex I hereto, with the first test date for any such downward adjustment to the Applicable Margin to be the date of delivery (or required delivery) of the financial statements for the

                                                                       Exhibit A
                                                                          Page 5

                                first fiscal quarter ending nearest to
                                the six month anniversary of the Initial
                                Borrowing Date (based on the financial
                                performance for the four quarter period most recently ended) and (ii) the highest pricing levels set forth on Annex I hereto shall be applicable at all times when a default or event of default exists under the Credit Agreement.

                                Interest periods of 1, 2, 3 and 6 months, or to the extent available to each Lender, 9 or 12 months, shall be available in the case of Eurodollar Loans.

                                The Credit Agreement shall include customary protective provisions for such matters as defaulting banks, capital adequacy, increased costs, actual reserves, funding losses, illegality and withholding taxes.

                                Interest in respect of Base Rate Loans shall be payable quarterly in arrears on the last business day of each fiscal quarter. Interest in respect of Eurodollar Loans shall be payable in arrears at the end of the applicable interest period and every three months in the case of interest periods in excess of three months. Interest will also be payable at the time of repayment of any Loans and at maturity. All calculations of interest on Loans and commitment fees shall be based on a 360-day year and actual days elapsed.

Default Interest:               Overdue principal, interest and other amounts
                                shall bear interest at a rate per annum equal to the greater of (i) the rate which is 2% in excess of the rate otherwise applicable to Base
                                Rate Loans from time to time and (ii) the rate which is 2% in excess of the rate then borne by such borrowings. Such interest shall be payable on demand.

                                                                       Exhibit A
                                                                          Page 6


Voluntary Prepayments/          Voluntary prepayments and commitment reductions
Commitment Reductions:          may be made at any time without premium or
                                penalty, subject to minimum notice and minimum prepayment or reduction requirements, as the case may be; provided that voluntary prepayments of Eurodollar Loans made on a date other than the last day of an interest period applicable thereto shall be subject to the payment of customary breakage costs, if any.

Mandatory Repayments/           Mandatory repayments of Term Loans (if any) and
Commitment Reductions:          permanent reductions to the commitments under
                                the Revolving Credit Facility (and mandatory repayments of outstanding Revolving Loans to the extent in excess of such commitments as so reduced) to be required from (a) 100% (or 75%, if the Leverage Ratio (as defined below) is less than 3.50:1.0) of the net cash proceeds from asset sales by the Borrower and its subsidiaries
                                (other than certain ordinary course of business sales and dispositions and certain other asset dispositions in an aggregate amount to be determined), provided that the Borrower and its subsidiaries may, in the absence of a default or an event of default under the Credit Agreement, reinvest proceeds of certain asset sales during a period (to be agreed upon) following the date of the respective asset sale, (b) 100% (or 75%, if the Leverage Ratio is less than 3.50:1.0) of the net cash proceeds from issuances of debt
                                (other than the Senior Subordinated Notes, the
                                Convertible Subordinated Notes and Permitted
                                Debt (as defined below)) and preferred stock
                                (other than Qualified Preferred Stock) by the
                                Borrower and its subsidiaries, with customary exceptions to be agreed upon and (c) 100% of certain insurance proceeds, provided that the Borrower and its subsidiaries may, in the absence of a default or an event of default under the Credit Agreement, reinvest proceeds in an amount to be determined during a period (to be agreed upon) following the date of receipt of such proceeds. Proceeds required to be applied to mandatory repayments of Term Loans (if any) and commitment reductions to the Revolving
                                Credit Facility shall be allocated between the respective facilities on a basis to be determined.


Commitment Termination:         The commitments under the Commitment Letter
                                shall

                                                                       Exhibit A
                                                                          Page 7

                                terminate on June 30, 1999 unless definitive
                                Credit Documents (as defined below) have been executed and delivered and the Initial Borrowing Date has occurred prior to such date.

Commitment Fees:                The Applicable Commitment Fee Percentage on the
                                unutilized total commitments under the Revolving
                                Credit Facility, as in effect from time to time,
                                commencing on the Initial Borrowing Date and
                                continuing to and including the termination of
                                the Revolving Credit Facility, payable quarterly
                                in arrears and upon the termination of the
                                Revolving Credit Facility. The "Applicable
                                Commitment Fee Percentage" shall mean initially
                                1/2 of 1% per annum, provided that (i) the
                                                     --------
                                Applicable Commitment Fee Percentage shall be
                                subject to quarterly adjustments to percentages
                                as set forth on Annex I hereto, with the first
                                test date (the "Initial Test Date") for any such
                                adjustment to be the date of delivery (or
                                required delivery) of the financial statements
                                for the first fiscal quarter ending nearest to
                                the six-month anniversary of the Initial
                                Borrowing Date (based on the financial
                                performance for the four quarter period most
                                recently ended) and (ii) the highest fee level
                                set forth on Annex I shall be applicable at all
                                times a default or event of default exists under
                                the Credit Agreement, provided further that the
                                                      -------- -------
                                Applicable Commitment Fee Percentage set forth in Annex I shall be increased by 0.25% at all times after the Initial Test Date when the total unutilized commitments under the Revolving
                                Credit Facility exceed 75% of the total
                                commitments under the Revolving Credit Facility.

Letter of Credit Fees:          The Applicable Margin for Revolving Loans
                                maintained as Eurodollar Loans on the aggregate outstanding stated amounts of letters of credit plus an additional 1/4 of 1% on the aggregate outstanding stated amounts of letters of credit to be paid as a fronting fee to the issuing
                                Lender. In addition, the issuer of a letter of credit will be paid its customary administrative charges in connection with each letter of credit issued by it.

Additional Fees:                BTCo shall receive such fees as have been
                                separately

                                                                       Exhibit A
                                                                          Page 8

                                agreed upon.

Documentation:                  The Lenders' commitments will be subject to the
                                negotiation, execution and delivery of
                                definitive financing agreements (and related security documentation, guaranties, etc.) in connection with the Senior Bank Financing (the
                                "Credit Documents") reasonably consistent with the terms of the Commitment Letter and this Summary of Terms, in each case prepared by White
                                & Case LLP, counsel to the Administrative Agent.

Conditions Precedent:           In addition to conditions precedent typical for
                                these types of facilities and any other
                                conditions appropriate in the context of the proposed transaction, the following conditions shall apply:

A.  To the Initial Borrowing Date
    -----------------------------

                         (i) The structure and all terms of, and the documentation for, each component of the Transaction shall be reasonably satisfactory to the Administrative Agent and the Required Lenders (including, without limitation, with respect to the Senior Subordinated Notes and the Convertible Subordinated Notes, covenants, amortizations, maturities, interest rate, defaults, remedies, guaranties, security, limitation on cash interest payable, conversion features, redemption provisions and subordination provisions, as applicable). All material agreements relating to the Transaction shall be in full force and effect. All conditions in the documentation governing the Transaction (including the accuracy of all representations and warranties in all material respects) shall have been satisfied to the reasonable satisfaction of BTCo and not waived, except with the consent of BTCo (such consent not to be unreasonably withheld or delayed). Each component of the Transaction shall have been consummated in accordance with the documentation therefor and all applicable law. After giving effect to the Transaction, the Borrower and its subsidiaries shall have no outstanding indebtedness or preferred stock other than pursuant to the Financing Transactions and certain indebtedness existing on the Initial Borrowing Date in an aggregate amount not to

                                                                       Exhibit A
                                                                          Page 9

                                exceed $10.0 million, and in form, satisfactory to BTCo (the "Existing Indebtedness").

                         (ii) BTCo shall be satisfied that the Borrower, at the time of the consummation of the Common Stock Repurchase has cash on hand equal to at least $200.0 million less such amount of cash on hand
                                               ----
                                (not to exceed $85.0 million) utilized to make Post-Signing Payments (which cash on hand is available to make payments owing in connection with the Transaction).

                         (iii) The Borrower shall have received the cash proceeds from the issuance of the Senior Subordinated Notes and the Convertible Subordinated Notes, in each case in the amounts and as otherwise contemplated by the Commitment Letter, and shall have used the net cash proceeds received therefrom, together with the cash on hand, (x) to make payments owing in connection with the Common Stock Repurchase and
                                (y) to pay fees in connection with the Financing Transactions before utilizing any proceeds of Loans for any such purpose.

                         (iv) Since December 31, 1997 (or, on and after the date of receipt by BTCo of the audited consolidated financial statements of the Borrower and its subsidiaries for the fiscal year ended December 31, 1998, in form and substance satisfactory to BTCo, December 31,
                                1998), there shall have been no material adverse change in the business, property, assets, operations, liabilities, condition (financial or otherwise) or prospects of the Borrower or the Borrower and its subsidiaries taken as a whole, both before and after giving effect to the Transaction.

                         (v) All Revolving Loans and other financing to the Borrower shall be in full compliance with all requirements of Regulations T, U and X of the Board of Governors of the Federal Reserve System.

                         (vi) The Lenders shall have received such opinions, other appropriate factual information and expert advice and financial statements as follows: (i) legal opinions from counsel, in form and substance and covering matters, reasonably acceptable to BTCo and the Required Lenders (including, without limitation, an unqualified opinion as to compliance by the Borrower

                                                                       Exhibit A
                                                                         Page 10

                                with the requirements of the Investment Company Act of 1940, as amended), (ii) either a solvency certificate from the chief financial officer of the Borrower or an opinion from a valuation firm reasonably acceptable to BTCo and the Required Lenders, with respect to the Borrower and its subsidiaries (on a consolidated basis) and the Borrower (on a stand-alone basis), after giving effect to the consummation of the Transaction and the financing therefor, in either case reasonably acceptable to BTCo and the Required Lenders, (iii) audited consolidated financial statements of the Borrower and its subsidiaries for the fiscal year ended December 31, 1998 in form and substance reasonably satisfactory to BTCo and (iv) unaudited consolidated income statements and balance sheets of the Borrower and its subsidiaries for each month ended after December 31, 1998 and prior to the 30th day preceding the Initial Borrowing Date.

                         (vii) Each of the Guaranties shall have been executed and delivered. The security agreements required as described under the heading "Security" above shall have been executed and delivered in form, scope and substance reasonably satisfactory to BTCo, and the Lenders shall have a first priority perfected security interest in all assets as are required above.

                         (viii) All reasonable costs, fees, expenses (including,
                                without limitation, reasonable legal fees and expenses) and other compensation contemplated hereby or any letter executed in connection herewith and payable to the Lenders or BTCo (or their respective affiliates) shall have been paid to the extent due.

B.  Conditions to All Loans
    -----------------------

                                Absence of material adverse change, absence of material litigation, absence of default or unmatured default under the Credit Agreement, continued accuracy of representations and warranties in all material respects and receipt of such documentation as shall be required by the Administrative Agent.

Representations                 The Credit Agreement and related documentation
and Warranties                  shall contain representations and warranties
                                typical for these

                                                                       Exhibit A
                                                                         Page 11

                                types of facilities (including customary
                                "Investment Company Act" representations), as well as any additional ones appropriate in the context of the proposed transaction.


Covenants:                      The following covenants and any additional
                                covenants appropriate in the context of the proposed transaction (with all such covenants having such exceptions or baskets as may be mutually agreed upon):

                         (i) Restrictions on indebtedness, with exceptions to include extensions of credit under the Senior Bank Financing, the Senior Subordinated Notes, certain Existing Indebtedness, Permitted Debt, certain other indebtedness to be mutually agreed upon and the Convertible Subordinated Notes, provided that accrued interest on Convertible
                                --------
                                Subordinated Notes shall be payable (and shall be permitted to be payable) through the issuance of additional Convertible Subordinated Notes, provided further that such interest may be
                                -------- -------
                                payable in cash, so long as (w) no default or event of default exists under the Credit Agreement or would result therefrom, (x) such payment is permitted under the indenture governing the Senior Subordinated Notes, (y) in the case of any such cash payment made or to be made after the Initial Borrowing Date and prior to the Second Anniversary thereof, the Leverage Ratio (as defined below) is less than 2.50:1.0 (calculated on a pro forma basis to give effect
                                                 --- -----
                                to any indebtedness incurred (or to be incurred) to make the respective cash interest payment) and (z) the Borrower establishes compliance with an Interest Coverage Ratio (as defined below) to be determined after giving effect, on a pro
                                                                        ---
                                forma basis, to the respective cash interest
                                -----
                                payment. As used herein, "Permitted Debt" shall mean (i) certain existing indebtedness assumed in connection with Permitted Acquisitions that meets requirements to be agreed upon, (ii) lease financings and purchase money debt incurred after the Initial Borrowing Date in connection with the acquisition of equipment, (iii) certain indebtedness evidenced by surety bonds and (iv) additional unsecured indebtedness of the Borrower and its subsidiaries; provided that the aggregate principal amount of indebtedness at any time outstanding pursuant to each

                                                                       Exhibit A
                                                                         Page 12


                                (and all) of the preceding clauses (i) through
                                (iv) shall not exceed amounts to be determined.

                         (ii) Restrictions on mergers, acquisitions and dispositions of assets; provided that the
                                                        --------
                                Borrower may acquire assets constituting a
                                business, division or product line of any Person (to be defined) not already a subsidiary of the Borrower or the capital stock of any such Person who becomes a wholly-owned subsidiary of the Borrower (each, a "Permitted Acquisition"), (i) so long as no default or event of default exists under the Credit Agreement at the time of the consummation of the respective Permitted Acquisition or would exist immediately after giving effect thereto, (ii) so long as the Borrower establishes pro forma compliance with
                                                     --- -----
                                the financial covenants contained in the Credit Agreement, (iii) so long as the aggregate consideration payable in respect of any individual Permitted Acquisition shall not exceed $80.0 million, of which consideration no more than $50.0 million shall consist of cash,
                                (iv) so long as the cash consideration payable in connection with such Permitted Acquisition, when combined with the aggregate cash consideration paid in connection with all other Permitted Acquisitions consummated during the six-month period prior to such Permitted Acquisition, does not exceed $125.0 million, (v) so long as after giving effect to the respective Permitted Acquisition, the total unutilized commitments under the Revolving Credit Facility shall equal or exceed (x) $25.0 million plus (y) the amount of additional unutilized commitments under the Revolving Credit Facility required (in the good faith determination of the Borrower) to cover all post-closing purchase price adjustments relating to the respective Permitted Acquisition (and all other Permitted Acquisitions for which such adjustments may be required to be made) and all capital expenditures reasonably anticipated to be made in the business acquired pursuant to the respective Permitted Acquisition within a to-be-determined period (such period for any Permitted Acquisition, a "Post-Closing Period") following such Permitted Acquisition (and in the businesses acquired pursuant to all other Permitted Acquisitions with Post-Closing Periods ended during

                                                                       Exhibit A
                                                                         Page 13

                                the Post-Closing Period of the respective
                                Permitted Acquisition), (vi) so long as the
                                Senior Debt-to-EBITDA Ratio is less than
                                2.50:1.0, in each case upon the consummation of, and after giving effect on a pro forma basis
                                                             --- -----
                                (giving effect to all acquisitions and
                                divestitures during the 12 month period then most recently ended as if same occurred at the beginning of such period) to, such Permitted Acquisition (after giving effect to cost savings and other synergies in a manner to be agreed upon), (vii) the assets or the Person, as the case may be, acquired pursuant to the respective Permitted Acquisition is in the same "line of business" as conducted by the Borrower and its subsidiaries on the Initial Borrowing Date and
                                (viii) subject to such other reasonable
                                requirements as may be established pursuant to the Credit Agreement.

                         (iii) Restrictions on sale-leaseback transactions and capital lease payments.

                         (iv) Limitations on dividends, redemptions and other distributions.

                         (v) Restrictions on voluntary prepayments of the Senior Subordinated Notes, the Convertible Subordinated Notes and other indebtedness and amendments of organizational, corporate and other documents.

                         (vi) Restrictions on transactions with affiliates and formation of subsidiaries (it being understood that Apollo may receive (x) closing fees in the amount set forth in the fee letter, dated the date of the Commitment Letter, between Apollo and the Borrower (as in effect on such date) on terms to be agreed upon and (y) future investment banking fees from the Borrower on terms, and in amounts, to be agreed upon).

                         (vii) Restrictions on advances, credit extensions, capital contributions and investments, provided
                                                                       --------
                                that the Borrower shall be permitted to make investments (including investments in joint ventures and partnerships), so long as (i) no default or event of default exists under the Credit Agreement at the time of the consummation of the respective investment and

                                                                       Exhibit A
                                                                         Page 14

                                immediately after giving effect thereto, (ii) any Person in whom an investment is made is in the same "line of business" as the Borrower and its subsidiaries and (iii) the aggregate amount of all such investments in persons who are not Guarantors does not exceed $25.0 million (with any return on investments to build the permitted investment basket in a manner to be determined).

                         (viii) Maintenance of existence and material
                                properties.

                         (ix)   No liens, with exceptions to be negotiated.

                         (x)    Financial covenants to consist of the following:

                                (a) Minimum Interest Coverage. The Borrower will
                                    -------------------------
                                not permit the ratio (the "Interest Coverage
                                Ratio") of Consolidated EBITDA to Consolidated Interest Expense (to be defined but in any event to include cash interest paid on the Convertible Subordinated Notes) for any Test Period (to be defined) ended during a period set forth below, to be less than the ratio specified opposite such period below:




                                                            Minimum Interest
                   Period                                    Coverage Ratio
                   ------                                   ----------------

Initial Borrowing Date to and including the first                2.25:1.0
anniversary thereof

First day after the first anniversary of the Initial             2.50:1.0
Borrowing Date to and including the second anniversary of the Initial Borrowing Date

First day after the second anniversary of the Initial            2.75:1.0
Borrowing Date to and including the third anniversary of the Initial Borrowing Date

First day after the third anniversary of the                     3.00:1.0
Initial Borrowing Date to and including the fourth anniversary of the

                                                                       Exhibit A
                                                                         Page 15

Initial Borrowing Date

Thereafter                                                       3.25:1.0

                         (b)    Maximum Leverage Ratio. The Borrower will not
                                ----------------------
                         permit the ratio (the "Leverage Ratio") of Total Debt (to be defined but to exclude in any event all outstanding Convertible Subordinated Notes) to Consolidated EBITDA at any time during any period set forth below to exceed the ratio specified opposite such period below:

                  Period                                     Leverage Ratio
                  ------                                     --------------

Initial Borrowing Date to and including the                      4.00:1.0
first anniversary thereof

First day after the first anniversary of the                     3.75:1.0
Initial Borrowing Date to and including the second anniversary of the Initial Borrowing
Date

First day after the second anniversary of                        3.50:1.0
the Initial Borrowing Date to and including the third anniversary of the Initial
Borrowing Date

First day after the third anniversary of the                     3.25:1.0
Initial Borrowing Date to and including the fourth anniversary of the Initial Borrowing
Date

Thereafter                                                       3.00:1.0

                                For purposes of determinations of the Leverage Ratio, pro forma effect shall be given to Permitted Acquisitions, it being understood that cost savings in respect of Permitted Acquisitions shall be determined in a manner to be mutually agreed upon.

                         (xi)   Limitation on capital expenditures.

                         (xii)  Adequate insurance coverage.

                                                                       Exhibit A
                                                                         Page 16

                         (xiii) ERISA covenants.


                         (xiv) Limitation on issuances of redeemable common stock and preferred stock by the Borrower and its subsidiaries, provided that the Borrower may
                                                  --------
                                issue Qualified Preferred Stock. "Qualified
                                Preferred Stock" shall mean any preferred stock of the Borrower, the express terms of which shall provide that dividends thereon shall not be required to be paid at any time (and to the extent) that such payment would be prohibited by the terms of the Credit Agreement or any other agreement of the Borrower relating to outstanding indebtedness and which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event (including any change of control event), cannot mature (excluding any maturity as the result of an optional redemption by the issuer thereof) and is not mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, and is not redeemable, or required to be repurchased, at the sole option of the holder thereof (including, without limitation, upon the occurrence of a change of control event), in whole or in part, on or prior to the first anniversary of the Maturity Date.

                         (xv) Financial reporting and visitation and inspection rights.

                         (xvi) Compliance with all applicable laws in all material respects.

                         (xvii) Restrictions on changes in the business of the
                                Borrower and its subsidiaries as conducted on the Initial Borrowing Date.

                        (xviii) Limitations on dividend, asset transfer and
                                certain other restrictions on subsidiaries of the Borrower.

                         (xix) Limitations on creation of subsidiaries and joint ventures.

Events of Default:              Those typical for these types of facilities and
                                any additional ones appropriate in the context of the

                                                                       Exhibit A
                                                                         Page 17

                                proposed transaction including, without
                                limitation, payment, material
                                misrepresentations, covenant defaults,
                                bankruptcy and a Change of Control Event (to be defined).

Assignments and                 The Borrower may not assign its rights or
Participations:                 obligations under the Credit Documents without
                                the prior written consent of the Administrative
                                Agent and the Lenders. Any Lender may assign, and may sell participations in, its rights and obligations under the Credit Agreement, subject
                                (x) in the case of participations, to customary restrictions on the voting rights of the participants and (y) in the case of assignments, to a minimum assignment requirement of $5,000,000 (or to the extent the amount held by such Lender is less than $5,000,000, such lesser amount) and such other limitations as may be established by the Administrative Agent. So long as no event of default exists pursuant to the Credit Agreement, the consent of the Borrower shall be required with respect to assignments of Loans (other than assignments to (x) affiliates of the respective Lender or (y) any entity which is already a Lender), such consent not to be unreasonably withheld or delayed. The Credit
                                Agreement shall provide for a mechanism which will allow for each assignee to become a direct signatory to the Credit Agreement and will relieve the assigning Lender of its obligations with respect to the assigned portion of its commitment.

Governing Law:                  The rights and obligations of the parties under
                                the Credit Documents shall be construed in accordance with and governed by the law of the State of New York.

Required Lenders:               Majority.

                                                                        ANNEX I
                                                                          TO
                                                                       EXHIBIT A
                                                                       ---------


                                  PRICING GRID
                                  ------------

                                                                                                    Applicable
                                                                                                  Commitment Fee
Leverage Ratio                     Eurodollar Margin              Base Rate Margin                  Percentage
--------------                     -----------------              ----------------                ---------------
Greater than 2.75 to 1.0                  2.50%                          1.50%                         0.500%

Greater than 2.25 to 1.0                  2.25%                          1.25%                         0.500%
but less than or equal to
 2.75 to 1.0

Less than or equal to 2.25                2.00%                          1.00%                         0.375%
 to 1.0